

RECEIVED
2005 APR 29 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE



05007696

SUPPL

April 27, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   April 27, 2005 (Agricore United Provides Seed for 25 Canadian Foodgrains Bank Growing Projects)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



AGRICORE UNITED PROVIDES SEED FOR 25 CANADIAN FOODGRAINS BANK GROWING PROJECTS

April 27, 2005 (Winnipeg) – For over 20 years, Agricore United is pleased to provide seed to growing projects in western Canada supporting Canadian Foodgrains Bank (CFGB) The company's yearly commitment of $50,000 in seed has been fully utilized by growing projects across Manitoba, Saskatchewan and Alberta. In total, 25 growing projects will use Agricore United donated seed this summer to grow crops destined for CFGB food programming activities overseas.

Community projects supported this year include: Chinook, Churchbridge, Claresholm, Coronation, Darlingford, Fort Saskatchewan, Herbert, Hudson Bay, Lake Alma, Langenberg, Level Land, Marcheville, Morden, Mossy River, Naicom/Spalding, Northeast, Oakner, Ponoka, Qu'appelle Valley, Rosenort, Rosthern, Swan Valley, Taber, Valleyview, Valpraiso and Wiwi.

"Canada is a rich country with fertile land and generous people, " says Wayne Drul, Chair, Agricore United. "Our country staff and customers are willing to donate their time and expertise to make this happen. We're able to make a real difference in the global community through Agricore United's involvement with the worthwhile work done by the Foodgrains Bank."

Seed provided includes wheat, barley, canola, flax or any other mainstream crop, with the exception of identity preserved crops. The CFGB has more than 80 growing projects across western Canada.

"Once again, Agricore United has pledged valuable support for our many grow projects in western Canada," says Jim Cornelius, Executive Director, CFGB. "Our farmer network is committed to growing food grains and oil seeds to help address hunger in developing countries. This $50,000 seed donation will make a difference for thousands of hungry people who are working hard to build better lives for themselves and their children."

Based in Winnipeg, the Canadian Foodgrains Bank is an international charity that provides food and development assistance in developing countries. Last year, proceeds from growing projects, grain donations and other fundraising efforts across Canada, along with CIDA matching grants, helped provide over 22,000 tonnes of food and seeds, as well as tools and other types of assistance to people in 18 countries.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com

Jim Cornelius
Executive Director
Canadian Foodgrains Bank
(204) 944-1993
j_cornelius@foodgrainsbank.ca